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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                SCHEDULE 14D-1/A
                             TENDER OFFER STATEMENT
                               (AMENDMENT NO. 2)
                               (FINAL AMENDMENT)
                          PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                               VIVRA INCORPORATED
                           (Name of Subject Company)

                      GAMBRO HEALTHCARE ACQUISITION CORP.
                                      AND
                                  INCENTIVE AB
                                    (Bidder)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                  92855M 10 4
                     (CUSIP Number of Class of Securities)

                                 MATS WAHLSTROM
                      GAMBRO HEALTHCARE ACQUISITION CORP.
                                1185 OAK STREET
                            LAKEWOOD, COLORADO 80215
                                 (303) 232-6800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                      Communications on Behalf of Bidder)

                         ------------------------------


                                    COPY TO:
                              PETER D. LYONS, ESQ.
                              SHEARMAN & STERLING
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                           TELEPHONE: (212) 848-4000
                                  JUNE 9, 1997


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 CUSIP NO. 92855M 10 4


1          Name of Reporting Person
           S.S. or I.R.S. Identification No. of Above Person
           Gambro Healthcare Acquisition Corp.
2          Check the Appropriate Box if a Member of a Group (See Instructions)            (a) / /
                                                                                          (b) / /
3          SEC Use Only

4          Source of Funds (See Instructions)
           AF
5          Check Box if Disclosure of Legal Proceedings is Required Pursuant to               / /
           Items 2(e) or 2(f)

6          Citizenship or Place of Organization
           Delaware

7          Aggregate Amount Beneficially Owned by Each Reporting Person
           40,690,104
8          Check if the Aggregate Amount in Row (7) Excludes Certain Shares                   / /
           (See Instructions)

9          Percent of Class Represented by Amount in Row (7)
           96.9%

10         Type of Reporting Person (See Instructions)
           CO

 CUSIP NO. 92855M 10 4


1          Name of Reporting Person
           S.S. or I.R.S. Identification No. of Above Person
           Incentive AB
2          Check the Appropriate Box if a Member of a Group (See Instructions)             (a)/ /
                                                                                           (b)/ /
3          SEC Use Only

4          Source of Funds (See Instructions)
           AF, BK
5          Check Box if Disclosure of Legal Proceedings is Required Pursuant to               / /
           Items 2(e) or 2(f)

6          Citizenship or Place of Organization
           Sweden

7          Aggregate Amount Beneficially Owned by Each Reporting Person
           40,690,104
8          Check if the Aggregate Amount in Row (7) Excludes Certain Shares                   / /
           (See Instructions)

9          Percent of Class Represented by Amount in Row (7)
           96.9%

10         Type of Reporting Person (See Instructions)
           CO


                                       3
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    This Amendment No. 2 (Final Amendment) to the Tender Offer Statement on
Schedule 14D-1 (the "Statement") relates to the offer by Gambro Healthcare Acquisition Corp., a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of Incentive AB, a Swedish corporation ("Parent"), to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of Vivra Incorporated, a Delaware corporation (the "Company"), at a price of $35.62 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated May 9, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached thereto as Exhibits (a)(1) and (a)(2), respectively. The Statement was initially filed with the Securities and Exchange Commission on May 9, 1997.



ITEM 1.  SECURITY AND SUBJECT COMPANY
  ITEM 10.  ADDITIONAL INFORMATION



    Item 1 and Item 10 are hereby amended by adding to the end thereof:



    Notwithstanding anything in the foregoing to the contrary, Parent and Purchaser acknowledge that all conditions to the Offer, other than the receipt of any necessary governmental approvals, were required to be satisfied or waived prior to the Expiration Date. Prior to the Expiration Date, all conditions to the Offer, including all necessary governmental approvals, were satisfied or waived as required.



ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY



    Item 6 is hereby amended and supplemented by adding to the end thereof the following:



        At 12:00 midnight, New York City time, on Friday, June 6, 1997, the Offer expired. Based on a preliminary count, approximately 40,690,104 Shares were tendered pursuant to the Offer, of which 801,501 were tendered pursuant to notices of guaranteed delivery. On June 7, 1997, effective as of 12:01 a.m. all Shares validly tendered and not withdrawn prior to the expiration of the Offer were accepted for payment. The acceptance of such tendered Shares resulted in Parent and its subsidiaries owning approximately 96.9% of the Shares. A copy of a press release announcing the expiration of the Offer and the acceptance of validly tendered Shares is attached hereto as Exhibit
    (a)(10) and is incorporated hereby by reference in its entirety.



ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.



    Item 7 is hereby amended and supplemented by adding to the end thereof the following:



        On June 6, 1997, the VSP Purchasers, Specialty Partners and the Company executed an Amendment to the Specialty Merger Agreement (the "Specialty Amendment") and consummated the Specialty Merger Transaction. A copy of the Specialty Amendment is attached hereto as Exhibit (c)(4) and is incorporated hereby by reference in its entirety.



        Pursuant to the Specialty Amendment and the consummation of the Specialty Merger Transaction, the Company received sale proceeds of $75,288,540.67. Assuming both a pre-tax gain to the Company of approximately $1,289,000 and an income tax rate of 41%, the Company will incur a tax liability of approximately $528,500. The net after-tax sale proceeds, together with the expected savings in connection with the surrender of certain Employee Stock Options as contemplated by the Specialty Amendment, represent a net benefit to the Company of approximately $1.72 per Share on a fully diluted basis.



ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.



    Item 11 is hereby amended and supplemented by adding the following exhibits.


                                       4
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    (a)(10) Press Release issued by Parent on June 9, 1997.



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    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


June 9, 1997


                                          GAMBRO HEALTHCARE ACQUISITION CORP.

                                          By: /s/ MATS L. WAHLSTROM
                                             -----------------------------------
                                             Name: Mats L. Wahlstrom

                                              Title: President

                                       5
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    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


June 9, 1997


                                          INCENTIVE AB

                                          By: /s/ SOREN MELLSTIG
                                            ------------------------------------
                                            Name: Soren Mellstig

                                             Title: Executive Vice President

                                          By: /s/ SVERKER LUNDKVIST
                                            ------------------------------------
                                            Name: Sverker Lundkvist

                                             Title: Senior Vice President

                                       6